Filed by Rice Energy Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No.: 001-36273

Date: September 29, 2017

The communication below was distributed to employees of Rice Energy Inc. on September 29, 2017.

FAQ’s re: Rice employee interviews with EQT

1.	Why am I being interviewed?

EQT has several current vacancies that we intend to fill with Rice employees, as well as planned additions to staff as a result of the combined Rice and EQT businesses. An interview process will give Rice employees the opportunity to meet EQT representatives, ask questions, and vice versa.

2.	How many jobs are open?

See response to question 1.

3.	What jobs are open on EQT’s website?

The jobs posted on EQT’s website include:

•	10 – 2018 Interns
•	1 – Production Operator (Field Operations) in Tioga County (which is three hours away from Waynesburg)
•	1 – Senior/Lead Systems Analyst (Information Technology), with at least three years of experience using Maximo

4.	What role am I being interviewed for?

The interviews are not focused on a particular role, but rather will focus on obtaining an understanding of Rice employee education, experience (with Rice and any other organization), skills and the Rice employee’s career goals. The interviews will aid EQT in determining where Rice employees best fit following the Closing Date.

5.	Can EQT provide me with a job description for the roles that I may be considered for?

Not at this time; however, during the interview process, Rice employees should be honest about their interests and the type of work they are interested in performing. Following closing, employees with full-time assignments will be provided with a job description or similar document describing their role.

6.	Does EQT have career ladders, and if so, may I see a copy for the one that applies to me?

Yes, EQT has many career ladders. The career ladder applicable to the Rice employee’s new role will be shared within the first 30 days of EQT employment.

7.	Is the position I’m being considered for comparable to where I’m at today with regards to duties, and responsibilities?

At this time, we cannot say with certainty; however, the purpose of the interview process is to match Rice employee skills and experience with EQT current vacancies, planned additions and post-closing needs.

8.	Do I need a resume?

While Rice employees may participate in the interview process without a resume, if EQT has the opportunity to review a resume in advance, it will help to make the interview more efficient and productive.

9.	Does EQT have a copy of my job duties, or should I include that on my resume?

EQT does not currently have this information, so including job duties on the resume would be helpful.

10.	What if I don’t want to work at EQT?

It is recommended that you participate in the interview process, and engage the EQT representatives in that discussion.

11.	What if I’m not sure, but after my interview I realize I do not want to?

That is a personal decision that each Rice employee will need to make.

12.	What if I don’t want to work downtown?

It is recommended that you participate in the interview process, and engage the EQT representatives in that discussion.

13.	Can I refuse an interview?

Yes; however, depending on EQT’s business needs, you may still be expected to fill a role at EQT.

14.	Who will be involved in my interview?

Up to three EQT employees – one or two representing the relevant business unit or function, and one Human Resources representative.

15.	How will my hard and soft skills be assessed?

Hard and soft skills will be assessed based on the resume, interview process, and data from past Rice employee performance reviews (if provided).

16.	Is EQT taking my past performance reviews into consideration?

Yes (if provided).

17.	Is EQT taking Rice leadership recommendations into consideration?

Yes (if provided).

18.	How and when will I receive feedback regarding my interview?

All Rice employees will be notified of their anticipated post-closing roles on the day the transaction closes.

19.	On day 1 will I be told whether I am getting a job, a transition role, or severance?

Yes.

20.	What are the details of transition roles? Can I negotiate my agreement?

Transition roles will fall into 30-, 60-, 90- or 91+-day duration, depending on EQT’s business needs. Transition roles – job, primary work location, etc. – are not negotiable; however, transition employees will retain their current base salaries and vacation hours.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Rice Energy Inc.’s (“Rice”) and EQT Corporation’s (“EQT”) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing EQT requires to fund the transaction is not obtained; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of EQT to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of Rice and EQT.

Additional factors that could cause results to differ materially from those described above can be found in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC, and in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Rice nor EQT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

On July 27, 2017, EQT filed with the SEC a registration statement on Form S-4 that contains a preliminary joint proxy statement of EQT and Rice and also constitutes a preliminary prospectus of EQT. On September 8, 2017, EQT filed Amendment No. 1 to the registration statement. On September 28, 2017, EQT filed Amendment No. 2 to the registration statement. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of EQT and the stockholders of Rice. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF RICE AND SHAREHOLDERS OF EQT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Rice and EQT, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200 or to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.

Participants in the Solicitation

Rice, EQT and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.